

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

July 17, 2017

Paulo Basilio
Executive Vice President and Chief Financial Officer
The Kraft Heinz Company
One PPG Place
Pittsburgh, PA 15222

      Re: **The Kraft Heinz Company**
                Form 10-K for the Fiscal Year Ended December 31, 2016
                Filed February 23, 2017
                Definitive Proxy Statement on Schedule 14A
                Filed March 3, 2017
                File No. 1-37482

Dear Mr. Basilio:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      /s/ Loan Lauren P. Nguyen *for*

      H. Roger Schwall
      Assistant Director
      Office of Natural Resources